UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2020

HAPPYNEST REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-4479116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

132 East 43rd Street, Suite 441
New York, New York 10017
(Full mailing address of principal executive offices)

(718) 384-0678
(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The terms “HappyNest”, the “Company”, “we”, “us” or “our” in this Semiannual Report on Form 1-SA refer to HappyNest REIT, Inc. unless the context indicates otherwise.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited consolidated financial statements and related notes thereto included elsewhere in this Semiannual Report.

Forward Looking Statements

We make statements in this Semiannual Report that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semiannual Report or in the information incorporated by reference into this Semiannual Report.

The forward-looking statements included in this Semiannual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Semiannual Report. All forward-looking statements are made as of the date of this Semiannual Report and the risk that actual results will differ materially from the expectations expressed in this Semiannual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semiannual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Semiannual Report, including, without limitation, the risks described under the “Risk Factors” section in our latest offering circular filed with the U.S. Securities and Exchange Commission (the “Offering Circular”) relating to the Company’s offering of shares of common stock pursuant to Regulation A (our “Offering”), and in Part II of our Annual Report on Form 1-K for the year ended December 31, 2019, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semiannual Report will be achieved.

Overview

We are a Maryland corporation that was formed on February 14, 2018, to acquire and manage a diversified portfolio of single-tenant net leased income producing properties, real estate debt, and other real estate related investments. We plan to diversify our portfolio by credit, geography, investment size, and risk to achieve a portfolio of real estate assets that preserve investment capital, provide a steady stream of current income, and achieve conservative capital appreciation over time.

Although we are not limited as to the form our investments may take, our investments in real estate will generally constitute acquiring fee title or interests in entities that own and operate real estate. We will make acquisitions of our real estate investments directly through HappyNest Operating Partners, LP, our operating partnership (the “Operating Partnership”), or indirectly through limited liability companies or limited partnerships, including through other real estate investment trusts, or REITs, or through investments in joint ventures, partnerships, tenants-in-common, co-tenancies or other co-ownership arrangements with other owners of properties, affiliates of our advisor or other persons.

The number and type of real estate assets we may acquire will depend upon the number of shares sold and the resulting amount of the net proceeds available for investment. If we are unable to raise substantial funds, we will make fewer investments resulting in less diversification in terms of the number of investments owned and the geographic regions in which our investments are located. Consequently, the likelihood of our profitability being affected by the performance of any one of our investments will increase. In addition, if we are unable to raise substantial funds, our fixed operating expenses, as a percentage of gross income, will be higher, which may have a material adverse effect on our ability to pay distributions.

HappyNest Advisors, LLC, our advisor (our “Advisor”), is responsible for sourcing, acquiring, and managing the day-to-day operations of our real estate investments. Our Advisor has the authority to make all of our investment decisions, subject to the direction and oversight of our board, which consists mainly of independent directors.

The current competitive nature of the market for acquisition opportunities in our chosen asset class may present challenges sourcing suitable investments in 2020. Our Advisor is expected to work diligently to source properties and create strategic relationships that enable us to achieve our investment objectives. Changes in the general economy and key interest rate benchmarks may affect the amount a purchaser is capable of paying for real estate assets. The pricing of real estate assets do not generally move in tandem with changes to the capital markets. However, pricing does tend to adjust over time to reflect historical average market risk premiums.

In addition, as a result of the global outbreak of a new strain of coronavirus (“COVID-19”), economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s performance and financial results. The Company is unable to quantify the impact COVID-19 may have on its financial results at this time.

We intend to elect to be taxed as a REIT under the amended Tax Reform Act of 1986, beginning with the taxable year ending December 31, 2020. Should we qualify as a REIT for U.S. federal income tax purposes, we will not be subject to most U.S. federal income tax to the extent we distribute qualifying dividends to our stockholders in accordance with Section 856(c) of the Code. In the event we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year in which our qualification is denied. Failing to qualify as a REIT could materially and adversely affect our net income and cash available for distribution. We believe we are organized in such a manner, and will operate in such a way as to enable us to qualify for treatment as a REIT for U.S. federal income tax purposes for the taxable year ending December 31, 2020 and subsequent tax years.

Because we conduct substantially all of our operations through the Operating Partnership, we will be considered an Umbrella Partnership Real Estate Investment Trust, or UPREIT. Using an UPREIT structure may give us an advantage in acquiring properties from persons who might not otherwise sell their properties because of unfavorable tax results. Generally, a sale of property directly to a REIT, or a contribution in exchange for REIT shares, is a taxable transaction to the selling property owner. However, in an UPREIT structure, a seller of a property who desires to defer taxable gain on the sale of property may transfer the property to the Operating Partnership in exchange for partnership interests in the Operating Partnership potentially deferring a gain for tax purposes.

We present our financial statements and Operating Partnership income, expenses and depreciation on a consolidated basis with our Operating Partnership. All items of income, gain, deduction (including depreciation), loss and credit flow through the Operating Partnership to us as all subsidiary entities are disregarded for federal tax purposes. These tax items do not generally flow through us to our stockholders. Rather, our operating results and net capital gain effectively flow through us to our stockholders as and when we pay distributions.

We will monitor the various qualification tests that we must meet to maintain our status as a REIT. Ownership of our shares will be monitored to ensure that no more 50% in value of our outstanding shares is owned, directly or indirectly, by five or fewer individuals at any time. We also will determine periodically that the gross income, asset and distribution tests as described in the section of our Offering Circular entitled ”Federal Income Tax Considerations—Taxation of HappyNest REIT, Inc.— Income Tests, —Assets Tests” and ”— Annual Distribution Requirements” are satisfied.

We are not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate generally, that may be reasonably anticipated to have a material impact on either our capital resources or the revenues or income to be derived from acquiring commercial real estate properties and other real estate related investments, other than those referred to elsewhere in this Semiannual Report or our Offering Circular.

Our Portfolio

As of June 30, 2020, our portfolio consisted of two investments.

On April 24, 2020, the Company, through a wholly owned subsidiary of the Operating Partnership, CPI Fremont Three LLC (“CPI Fremont Three”), purchased an indirect 2.67% tenancy in common interest in real property located in Fremont, Indiana (the “Fremont Property”), pursuant to a tenancy in common agreement (the “Fremont TIC Agreement”), for an aggregate investment amount of $250,000. The Fremont Property consists of approximately 42.87 acres of land. A FedEx Freight truck terminal and distribution facility is located on the Fremont Property, with a footprint of approximately 118,526 square feet. The Fremont Property was purchased subject to a lease by FedEx Freight East, Inc. (the “Fremont Lease”).

On June 23, 2020, the Company, through a wholly owned subsidiary of the Operating Partnership, CPI East Hampton III, LLC (“CPI East Hampton III”), purchased a 13.548% tenancy in common interest in real property located in Easthampton, Massachusetts (the “Easthampton Property”), pursuant to a tenancy in common agreement (the “Easthampton TIC Agreement”), for an aggregate investment amount of $252,589 The Easthampton Property consists of an 8,775 square foot commercial building, located on 1.54 acres of land. The Easthampton Property was purchased subject to a lease with CVS, Inc. for usage of the property as a CVS Pharmacy (the “Easthampton Lease”).

Results of Operations

As of June 10, 2020, when the minimum offering was met, the Company has raised an aggregate of $528,596, comprised of $200,000 raised from our Sponsor, and an additional $328,596 raised in our Offering. Of the additional $328,596 raised, approximately $165,000 has been provided by the Company’s directors. As such, the Company’s minimum offering amount of $300,000 has been met and the Company has initiated operations. As of June 30, 2020, the additional money raised by the Company increased to $340,325, for an aggregate total of $540,325 raised in our Offering.

Revenue

For the six months ended June 30, 2020 and 2019, the Company generated no revenue. The Company recorded approximately $1,500 in dividend income and approximately $770 in interest income for the six months ended June 30, 2020. There was no such income recorded for the six months ended June 30, 2019.

Expenses

Asset Management and other fees – related party

For the six months ended June 30, 2020 and 2019, the Company incurred asset management fees in the amount of approximately $260 and $0, respectively, and is recorded within operating expenses on the Company’s consolidated statements of operations. As of June 30, 2020, this amount is included within due to affiliates on the Company’s consolidated balance sheet. The increase in the amount of asset management fee is attributable to two investments acquired in 2020, which were not included in the Company’s portfolio for the six months ended June 30, 2019.

Acquisition Fee

For the six months ended June 30, 2020 and 2019, the Company incurred acquisition fees in the amount of approximately $15,000 and $0, respectively, and is recorded within operating expenses on the Company’s consolidated statements of operations. As of June 30, 2020, this amount is included within due to affiliates on the Company’s consolidated balance sheet. The increase in the amount of the acquisition fee is attributable to two investments acquired in 2020, which were not included in the Company’s portfolio for the six months ended June 30, 2019.

Disposition Fee

For the six months ended June 30, 2020 and 2019, the Company incurred no disposition fee.

Property Management Fee

For the six months ended June 30, 2020 and 2019, the Company incurred no property management fee.

Advisory Agreement Fee

For the six months ended June 30, 2020 and 2019, the Company incurred no advisory fees..

Sponsor and Subscriber Administration Fee

No such fees have been paid or accrued as of June 30, 2020 or December 31, 2019, and the Sponsor has not collected or contributed to the Sponsor fee as of June 30, 2020.

Stock Compensation Expense

On November 14, 2019, the Company granted 20,000 restricted shares of common stock under the Equity Compensation Plan (the “Plan”) to certain executive Board Members. The fair value of the restricted shares granted were based on the fair value of the Company’s stock as determined by management. This resulted in the recognition of stock-based compensation expense of $25,000 for the six months ended June 30, 2020 and is included in operating expenses in the accompanying consolidated statements of operations. No shares were granted under the Plan for the six months ended June 30, 2019.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from the Offering, cash flow from operations and borrowings under loans and credit facilities.

As of June 30, 2020, the Company had operating capital consisting of a $200,000 investment by HappyNest Holdings LLC, our sponsor (our “Sponsor”), and an additional $340,325 raised in our Offering. For the foreseeable future we will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. Our principal demands for funds will be to purchase real estate properties and make other real estate investments, for the payment of operating expenses and distributions, and for the payment of principal and interest on any indebtedness we incur. Although we depend upon the net proceeds from the sale of our shares of common stock to conduct substantially all of our operations, we may fund our capital requirements from a variety of other sources.

As of June 30, 2020, our indebtedness primarily consisted of expenses reimbursable to our affiliates for the costs incurred by us in connection with our organization and our Offering, fees payable to our affiliates that we incurred in connection with the acquisitions of our investment properties, as well as stock based compensation expenses.

Once we have acquired a substantial portion of our real estate portfolio with the proceeds from our Offering, we expect that our debt ratio will not exceed 50% (before deducting depreciation or other non-cash reserves). Although our borrowing policy is not to exceed 50% of the portfolio’s net assets (equivalent to 50% of the cost of our assets), we have imposed no limitation on the amount we may borrow for the purchase of individual assets. For example, HappyNest may take on a property level loan at 65% loan-to-cost (LTC) so long as our total portfolio’s debt ratio, including all debt financings and other liabilities, does not exceed our limitations. Any debt financing for investments that will render our debt ratio in excess of 50% must be approved by a majority of our independent directors, or our Conflicts Committee, and disclosed to our stockholders in any subsequent public reports.

In order to qualify as a REIT for income tax purposes we are required to pay minimum annual distributions to our stockholders of at least 90% of HappyNest’s taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). We intend for our investments to provide sufficient available cash flow from operations to pay distributions. Our Advisor may deem, from time to time, our then-current financial condition capable of supporting distributions in excess of the minimum distribution amount. In the event we are required to pay dividends prior to having invested a substantial portion of the net proceeds from our Offering, our Sponsor or Advisor may choose, at their sole discretion, to defer reimbursements and fees due to them in order to increase the capital available for distributions to stockholders. The amount and frequency of fee reimbursements to our Sponsor and Advisor may adversely impact our ability to make future distributions and requires approval of the majority of our independent directors or our Conflicts Committee prior to payment. Our Sponsor has deferred its right to payment in reimbursement for the costs incurred by it or its affiliates in connection with our organization and our Offering.

Cash Flow

The following presents our cash flows for the six-months ended June 30, 2020 and 2019:

	For the six- month period ended June 30, 2020	For the six- month period ended June 30, 2019
Operating activities:	$1,926	312
Investing activities:	(502,589)	-
Financing activities:	340,325	-

Cash and cash equivalents, beginning of period	200,363	1,051
Cash and cash equivalents, end of period	$40,025	1,363

Net cash provided by operating activities was $1,926 for the six-month period ended June 30, 2020, compared to $312 for the six-month period ended June 30, 2019. This increase was primarily due to related party transactions for fees that were deferred by the Company’s affiliates in relation to the Company’s expense reimbursements and real estate investments.

Net cash used in investing activities was $502,589 for the six-month period ended June 30, 2020, compared to $0 for the six-month period ended June 30, 2019. This increase was primarily due to the acquisition of tenant in common interests in each of the Fremont Property and the Easthampton Property in an amount of $250,000 and $252,589, respectively.

Net cash provided by financing activities was $340,325 for the six-month period ended June 30, 2020, compared to $0 for the six-month period ended June 30, 2019. This increase was due to $340,325 in proceeds received from the issuance of common stock related to our Offering.

Summary of Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our financial statements which have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts in our financial statements.

We believe the application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are periodically reevaluated, and adjustments are made when facts and circumstances dictate a change. We base our estimates on industry experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, or if management made different judgments or utilized different estimates.

Our accounting policies are further described in our financial statements and the accompanying notes included in this Semiannual Report. See Footnote 3 to our financial statements.

Item 2. Other Information

None.

Item 3. Financial Statements

HAPPYNEST REIT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Assets:
Cash and cash equivalents	$40,025	$200,363
Investments in real estate	502,589	-

Total assets	542,614	200,363

Liabilities:
Due to affiliates	30,854	-
Advance deposit from sponsor	-	363

Total liabilities	30,854	363

Stockholders’ equity:
Preferred stock, $0.001 par value; 50,000,000 shares authorized; 0 shares issued and outstanding	-	-
Common stock, $0.0001 par value; 200,000,000 shares authorized; 74,033 and 40,000 shares issued and outstanding, respectively	7	4
Additional paid-in capital	571,568	206,246
Accumulated deficit	(59,815)	(6,250)

Total stockholders’ equity	511,760	200,000

Total liabilities and stockholders’ equity	$542,614	$200,363

HAPPYNEST REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX-MONTHS ENDED JUNE 30, 2020 AND 2019 (UNAUDITED)

	2020	2019
Revenues	$-	$-

Operating expenses	55,854	-

Income (loss) from operations	(55,854)	-

Other income	2,289	-

Net income (loss) before income tax	(53,565)	-

Income tax expense	-	-

Net income (loss)	$(53,565)	$-

Earnings (loss) per common share:
Basic	$(1.35)	$-
Diluted	$(1.35)	$-

Weighted-average common shares outstanding:
Basic	39,585	100
Diluted	39,585	100

HAPPYNEST REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX-MONTHS ENDED JUNE 30, 2020 AND 2019 (UNAUDITED)

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance - December 31, 2018	-	$-	100	$-	$1,000	$-	$1,000

Net income (loss)	-	-	-	-	-	-	-

Balance – June 30, 2019	-	$-	100	$-	$1,000	$-	$1,000

Balance – January 1, 2020	-	-	40,000	4	206,246	(6,250)	200,000

Issuance of common stock	-	-	34,033	3	340,322	-	340,325

Stock-based compensation	-	-	-	-	25,000	-	25,000

Net loss	-	-	-	-	-	(53,565)	(53,565)

Balance – June 30, 2020	-	$-	74,033	$7	$571,568	$(59,815)	$511,760

HAPPYNEST REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTHS ENDED JUNE 30, 2020 AND 2019 (UNAUDITED)

	2020	2019
Cash flows from operating activities:
Net income (loss)	$(53,565)	$-
Stock-based compensation	25,000	-
Adjustments to reconcile net loss to net cash provided by operating activities:
Changes in assets and liabilities:
Reimbursement for payments on behalf of Sponsor and advance	(363)	312
Due to affiliates	30,854	-

Net cash provided by operating activities	1,926	312

Net cash used in investing activities – investments in real estate	(502,589)	-
Net cash provided by financing activities – issuance of common stock	340,325	-

Net change in cash and cash equivalents	(160,338)	312

Cash and cash equivalents, beginning of period	200,363	1,051

Cash and cash equivalents, end of period	$40,025	$1,363

HAPPYNEST REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Business and Organization

Nature of Operations

HappyNest REIT, Inc. (“HappyNest”), was incorporated in the State of Maryland on February 14, 2018. HappyNest intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. HappyNest is headquartered in Brooklyn, New York and was formed for the purpose of providing the opportunity to invest in a low-cost, professionally managed portfolio of commercial real estate assets to investors who have, until recently, had limited access to these types of investments.

HappyNest is externally managed by its advisor HappyNest Advisors, LLC (“Advisor”), which is an affiliate of its Sponsor, HappyNest Holdings, LLC, (the “Sponsor”), formerly known as Vitellus, LLC.

The Company’s Offering (the “Offering”) is being sold on a “best efforts” basis and consists of a minimum of $300,000 of its shares of its common stock, at an initial offering price of $10.00 per share. A maximum of $50 million in HappyNest’s common shares may be sold to the public in this Offering at an initial offering price of $10.00 per share in accordance with Regulation A of the Securities Act of 1933, as amended (the “Securities Act”). HappyNest has the authority to issue up to 200 million common shares.

In April 2018, the Sponsor purchased 100 common shares for an aggregate purchase price of $1,000. On July 29, 2019, the Company’s Offering was qualified by the SEC. The Company commenced the Offering, as further described in the Company’s Offering Statement on Form 1-A, on July 30, 2019 (“Offering Statement”). In November 2019, the Sponsor purchased an additional 19,900 common shares at $10.00 per share in a private placement for an aggregate purchase price of $199,000 (see Note 6).

During April 2020, two affiliated entities through common ownership were formed and named HappyNest Operating Partnership, L.P. (“Operating Partnership”) and HNR Fremont One, LLC (“HNR Fremont”). HNR Fremont is a wholly owned subsidiary of the Operating Partnership, and also has its own wholly owned subsidiary named CPI Fremont Three, LLC (“CPI Fremont Three”). Effective April 13, 2020, HappyNest entered into an agreement with the Operating Partnership and contributed $200 in capital contributions for 100% ownership interest in the Operating Partnership. HappyNest is the sole General Partner of the Operating Partnership.

During June 2020, an affiliated entity through common ownership was formed and named HNR Easthampton One, LLC (“HNR Easthampton”), which is another wholly owned subsidiary of the Operating Partnership. HNR Easthampton also has a wholly owned subsidiary, CPI East Hampton III, LLC (“CPI East Hampton III”).

As of June 10, 2020, the Company has raised an aggregate of $528,596, comprised of $200,000 raised from our Sponsor, and an additional $328,596 raised in our Offering. Of the additional $328,596 raised, approximately $165,000 has been provided by the Company’s directors. As such, the Company’s minimum offering amount of $300,000 has been met and the Company has initiated operations. As of June 30, 2020, the additional money raised by the Company increased to $340,325, for an aggregate total of $540,325 raised in our Offering.

1.	Business and Organization (Continued)

Nature of Operations (Continued)

The Company is not registered as an investment company under the Investment Company Act of 1940, as amended.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of HappyNest and its wholly owned subsidiaries HappyNest Operating Partnership, L.P., HNR Fremont One, LLC, CPI Fremont Three, LLC, HNR Easthampton One, LLC and CPI East Hampton III, LLC (all collectively referred to as the “Company”). All significant intercompany balances and transactions have been eliminated.

2.	Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, certain information and footnote disclosure required for complete consolidated financial statements are not included herein. The accompanying consolidated financial statements should be read in conjunction with the Company’s audited financial statements and notes thereto as of December 31, 2019 and 2018.

The interim financial data as of June 30, 2020 is unaudited and is not necessarily indicative of the results to be expected for the year ending December 31, 2020 or for any other interim period or for any other future periods. In the opinion of the Company’s management, the accompanying unaudited condensed and consolidated financial statements, includes only normal and recurring adjustments necessary for a fair statement of the Company’s financial position as of June 30, 2020, and its result of operations and cash flows for the six months ended June 30, 2020 and 2019.

3.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all money market accounts and other highly liquid financial instruments purchased with original maturities of three months or less to be cash and cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high quality banking institutions which are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to certain limits. From time to time, the Company may maintain cash balances at certain institutions in excess of FDIC limits.

3.	Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. In addition, management’s assessment of the Company’s ability to continue as a going concern involves the estimation of the amount and timing of future cash inflows and outflows. On an ongoing basis, the Company evaluates its estimates, judgements, and methodologies. The Company bases its estimates on industry experience and on various other assumptions believed to be reasonable. Due to the inherent uncertainty involved in making estimates, actual results could differ materially from those estimates.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Stock-based Compensation

The measurement and recognition of compensation expense for all stock-based payment awards are based on estimated fair values. Awards granted are valued at fair value and any compensation expense is recognized on a straight-line basis over the requisite service periods of each award.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period.

Investments

Investments are accounted for using the cost method based on the Company’s ownership interest. Under the cost method, the Company increases its investment for contributions and decreases its investment for distributions of capital. Distributions of profit are recorded in equity in income (loss) of the Company’s consolidated statements of operations. An impairment is recorded to reduce the carrying value of other investments to their estimated fair value whenever management believes the carrying value has been permanently impaired. Any impairment loss is included in the provision for decline in carrying value of investments in the consolidated statement of operations.

3.	Summary of Significant Accounting Policies (Continued)

Organizational, Offering and Related Costs

Organization and offering costs of the Company had initially being paid by the Sponsor, Advisor or their affiliates on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Company’s Articles of Incorporation (the “Articles of Incorporation”) and Articles of Amendment and Restatement on February 14, 2019, the Company is obligated to reimburse the Sponsor, Advisor, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, subject to a minimum offering amount.

The Company records a liability for organizational costs and offering costs payable to the Sponsor when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. When recorded by the Company, organization costs are expensed as incurred, and offering costs are netted against the proceeds on a pro rata basis charged to members’ equity as such amounts are reimbursed to the Sponsor from the gross proceeds of the Offering. This reimbursement is subject to a limitation of 3% of the gross offering proceeds received by the Company.

Subject to the forgoing provision, the Company may make reimbursement payments in one or more installments.

In July 2018, the Company entered into a contract with a software provider to for a period of one year. The contract commenced on October 1, 2018, automatically renewed for a period of one year, and called for payment of licensing fees of $1,000 per month for the first 2 months and $2,000 per month for the remaining term. These fees are being prefunded by the Sponsor as part of its agreement to pay for organizational costs and remitted by the Company. As of April 8, 2019, the Company transferred this contract to the Sponsor and all future costs associated with this contract are paid directly by the Sponsor.

The Company’s minimum offering amount of $300,000 was met and began operations on June 10, 2020. The total organization and offering costs incurred as of this date was approximately $830,000, of which approximately $15,000 is available for reimbursement by the Company to the Sponsor as a result of the limitation to 3% of the total gross proceeds received by the Company in their Offering. The Company recorded the $15,000 within operating expenses on the Company’s consolidated statements of operations. As of June 30, 2020, this amount is included within due to affiliates on the Company’s consolidated balance sheet as the Company’s Sponsor deferred its right to payment in reimbursement for the costs incurred by it or its affiliates in connection with the Company’s organization and the Offering.

Additionally, at June 30, 2020 and December 31, 2019, $0 and $363, respectively, was classified as an advance deposit from the sponsor on the Company’s balance sheets.

3.	Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In March 2020, the Financial Accounting Standard Board (“FASB” issued Accounting Standards Update 2020-04 (“ASU 2020-04”), Reference Rate Reform (Topic 848) which provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships and other transactions that reference the London interbank offered rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

4.	Investments in Real Estate

As of June 30, 2020, the Company’s investments that are accounted for under the cost method of accounting consist of the following:

(1)	On April 24, 2020, HNR Fremont purchased an indirect 2.67% tenancy-in-common non-controlling interest in real property (“Property A”), for an aggregate investment amount of $250,000, through its subsidiary, CPI Fremont Three. The total purchase price of Property A was $21,301,478 and is subject to a mortgage note. The Company’s Advisor has deferred their fee in the amount of $7,500 related to the acquisition of such property. This amount is recorded within operating expenses on the Company’s consolidated statements of operations. As of June 30, 2020, this amount is included within due to affiliates on the Company’s consolidated balance sheet.

Property A is subject to a mortgage note with a total principal balance of $11,950,000, which matures on June 1, 2025, and bears interest at a rate of the applicable LIBOR rate plus 1.50%. Under the terms of this mortgage note, the tenants-in-common are required to maintain certain financial ratios at specified levels, as defined within the mortgage note. CPI Fremont Three is not a guarantor under the mortgage note, and the mortgagee’s recourse for the enforcement and collection of the obligations under the mortgage note is limited to CPI Fremont Three and its assets, and does not directly expose the Company to this liability of CPI Fremont Three. As such, no liability has been recorded on the Company’s consolidated balance sheet as of June 30, 2020.

(2)	On June 22, 2020, HNR Easthampton purchased an indirect 13.548% tenancy-in-common non-controlling interest in real property (“Property B”), for an aggregate investment amount of $252,589, through its subsidiary, CPI East Hampton III. The total purchase price of Property B was $5,340,000 and is subject to a mortgage note. The Company’s Advisor has deferred their fee in the amount of $7,500 related to the acquisition of such property. This amount is recorded within operating expenses on the Company’s consolidated statements of operations. As of June 30, 2020, this amount is included within due to affiliates on the Company’s consolidated balance sheet.

4.	Investments in Real Estate (Continued)

Property B is subject to a mortgage note with a total principal balance of $3,740,000, which matures on June 20, 2030, and bears interest at a rate of the applicable LIBOR rate plus 1.80%. Under the terms of this mortgage note, the tenants-in-common are required to maintain certain financial ratios at specified levels, as defined within the mortgage note. CPI Easthampton III is not a guarantor under the mortgage note, and the mortgagee’s recourse for the enforcement and collection of the obligations under the mortgage note is limited to CPI Easthampton III and its assets, and does not directly expose the Company to this liability of CPI Easthampton III. As such, no liability has been recorded on the Company’s consolidated balance sheet as of June 30, 2020.

5.	Related Party Transactions

Compensation, Expense Reimbursement, and Advisor Participation Interest

The Sponsor, Advisor, and Affiliates are entitled to reimbursement for organization and offering expenses incurred in conjunction with the Offering on, or after, the date the minimum offering amount is met. The Company will reimburse the Sponsor, Advisor, and affiliates for actual expenses incurred on behalf of the Company in connection with the selection, acquisition, or origination of an investment, to the extent not reimbursed by third parties of the transaction, whether or not the Company ultimately acquires or originates the investment. These reimbursements are subject to the reimbursement limits described in the Offering.

The Company will reimburse the Advisor for any out-of-pocket expenses paid to third parties in connection with the transaction, which also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Advisor and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. The Advisor is not entitled to reimbursement for overhead, including employee costs borne by the Advisor, utilities or technology costs. See Note 3 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs. For the six months ended June 30, 2020 and 2019, the Company incurred no such fees.

Sponsor and Subscriber Administration Fee

The Sponsor is entitled to charge a monthly per subscriber account fee of up to $1 per subscriber account in respect of its license of the HappyNest name and the HappyNest platform to HappyNest.

During February 2019, the form of the license agreement was amended to remove the license fee due between the Company and the Sponsor.

The Sponsor shall be entitled to charge each HappyNest user account an administrative fee of up to $1 per month. This administrative fee, if any, will be deducted from the bank account linked to the user’s HappyNest account on a monthly basis, and there will be no liability to the Company.

No such fees have been paid or accrued as of June 30, 2020 or December 31, 2019, and the Sponsor has not collected or contributed to the Sponsor fee as of June 30, 2020.

5.	Related Party Transactions (Continued)

Asset Management Fee

The Company will pay its Advisor a monthly fee of 0.0417% of total investment value. For purposes of this fee, “total investment value” means, for any period, the aggregate book value of our assets before reserves for amortization and depreciation, impairments or other similar non-cash reserves. For the six months ended June 30, 2020 and 2019, the Company incurred asset management fees in the amount of approximately $260 and $0, respectively, and is recorded within operating expenses on the Company’s consolidated statements of operations. As of June 30, 2020, this amount is included within due to affiliates on the Company’s consolidated balance sheet.

Acquisition Fees

For each acquisition, the Company will pay its Advisor 3.0% of the Contract Price (as defined in the “Articles of Incorporation”, as amended on February 14, 2019) of each property acquisition. The total of all acquisition fees and acquisition expenses shall be reasonable, and shall not exceed 6.0% of the Contract Price (as defined in “Articles of Incorporation”, as amended on February 14, 2019) of each property acquisition. However, a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction may approve fees in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to the Company. This fee will be paid to our Advisor upon each real estate investment or any other investment by the Company. For the six months ended June 30, 2020 and 2019, the Company incurred acquisition fees in the amount of approximately $15,000 and $0, respectively, and is recorded within operating expenses on the Company’s consolidated statements of operations. As of June 30, 2020, this amount is included within due to affiliates on the Company’s consolidated balance sheet.

Disposition Fees

For substantial assistance in connection with the sale of properties or other investments, the Company will pay its Advisor 3.0% of the Contract Price (as defined in “Articles of Incorporation”, as amended on February 14, 2019) of each property (including all fees and expenses). The disposition fees paid by the Company may not exceed 6.0% of the Contract Price (as defined in “Articles of Incorporation”, as amended on February 14, 2019) of a property when aggregated with all other broker fees paid by or on behalf of the Company in connection with its disposition, excluding fees and expenses. This fee will be paid to the Company’s Advisor upon each disposition by the Company. For the six months ended June 30, 2020 and 2019, the Company incurred no disposition fee.

Property Management Fees

If the Company’s Advisor or its affiliates provides property management services for its real estate investments, the Company will pay fees up to 1.00% of effective gross revenues from the properties managed. The Company also will reimburse the Advisor or its affiliates for property-level expenses that it pays or incurs on its behalf. This does not include the Advisor’s overhead, employee costs borne by the Advisor, utilities or technology costs. The Advisor or its affiliates may subcontract the performance of its property management duties to third parties and pay all or a portion of its property management fee to the third parties with whom it contracts for these services. For the six months ended June 30, 2020 and, 2019, the Company incurred no property management fee.

5.	Related Party Transactions (Continued)

Advisory Agreement

During February 2019, the Company entered into an Advisory Agreement with an advisor to manage, operate, direct and supervise the operations of the Company. The Company shall pay the advisor fees as defined within the agreement, plus related expense reimbursements. This agreement is in effect for a period of one year and may be renewed for successive one-year terms upon mutual consent from both parties. This Advisory Agreement was renewed by the Company for an additional one year term, effective as of February 19, 2020, with no changes made to the original agreement. The Company will pay for all related fees under this agreement when incurred. For the six months ended June 30, 2020 and 2019, no fees were incurred under this agreement.

6.	Stockholders’ Equity

Preferred Stock

As of June 30, 2020, the Company has 50 million shares of $0.001 par value preferred stock authorized and available to issue for purposes of any future business transactions. All 50 million shares remained unissued as of June 30, 2020.

Authority is expressly vested in the Board, to authorize the issuance of one or more series of preferred stock without approval of the Company’s common stockholders. The Board may determine the relative rights, preferences and privileges of each class or series of preferred stock issued, which may be more beneficial than the rights, preferences and privileges attributable to the Company’s common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. The Company’s Board has no present plans to issue preferred stock but may do so at any time in the future without stockholder approval. A majority of the Company’s independent directors who do not have an interest in the transaction must approve any issuance of preferred stock. The independent directors are authorized by the Company’s charter to consult with company counsel or independent counsel at the Company’s expense before deciding whether to approve the issuance of preferred stock.

Common Stock

The Company has 200 million shares of $0.0001 par value common stock authorized. As of December 31, 2019, 20,000 shares of common stock were issued and outstanding, for a total of $200,000 invested by the Company’s sponsor, Vitellus, LLC.

During the six months ended June 30, 2020, the Company issued 34,033 shares of common stock at a price of $10.00 per share, resulting in gross proceeds of $340,325.

The holders of shares of the Company’s common stock are entitled to one vote per share on all matters submitted to a stockholder vote, including the election of the Company’s directors. The Company’s charter does not provide for cumulative voting in the election of its directors. Therefore, the holders of a majority of the Company’s outstanding shares of common stock can elect the entire Company Board. Unless applicable law requires otherwise, and except as the Company’s charter may provide with respect to any series of preferred stock that the Company may issue in the future, the holders of the Company’s common stock will possess exclusive voting power.

6.	Stockholders’ Equity (Continued)

Common Stock (Continued)

Holders of shares of the Company’s common stock are entitled to receive such distributions as declared from time to time by the Company’s Board out of legally available funds, subject to any preferential rights of any preferred stock that the Company may issue in the future. In any liquidation, each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after the Company pays its liabilities and any preferential distributions owed to preferred stockholders. Holders of shares of our common stock do not have preemptive rights, which means that such holders will not have an automatic option to purchase any new shares that the Company decides issue, nor do holders of the Company’s shares of common stock have any preference, conversion, exchange, sinking fund, or appraisal rights. The Company’s shares of common stock, when purchased and paid for and issued in accordance with the terms of the offering circular, will be legally issued, fully paid and non-assessable.

Equity Incentive Plan

Effective December 2018, the Company approved the HappyNest REIT, Inc. 2018 Equity Compensation Plan (the “Plan”), and reserved 750,000 shares of the Company’s common stock, $0.0001 par value, for issuance under the Plan. The restricted stock shall be granted at an exercise price per share equal to at least the fair market value of the shares of common stock on the date of grant. Participants will generally have all rights of a stockholder of the Company from grant date until forfeiture, if any.

On November 14, 2019, the Company granted 20,000 restricted shares of common stock under the Plan to certain executive Board Members. The restricted shares vest ratably over a four-year period commencing on November 1, 2019, with twenty-five percent of the number of shares vesting on each one-year anniversary of the grant date, provided that the grantee continues to provide their respective services to the Company through the applicable vesting date.

The fair value of the restricted shares granted were based on the fair value of the Company’s stock as determined by management. This resulted in the recognition of stock-based compensation expense of $25,000 being recognized for the six months ended June 30, 2020 and is included in operating expenses in the accompanying consolidated statements of operations.

A summary of the Company’s restricted stock grant activity is as follows:

June 30, 2020
Weighted-
	Number of	Average
	Restricted	Grant Date
	Stock	Fair Value
Unvested, December 31, 2019:	20,000	$10.00
Granted	-	-
Vested	-	-
Forfeited	-	-.

Unvested, June 30, 2020	20,000	$10.00

6.	Stockholders’ Equity (Continued)

Equity Incentive Plan (Continued)

As of June 30, 2020, total unrecognized stock-based compensation expense of $175,000 is expected to be recognized over the remaining contractual term of 3.38 years.

Dividend Reinvestment Plan

Effective December 2018, the Company approved a Dividend Reinvestment Plan, offering up to 500,000 shares of the Company’s common stock, $0.0001 par value, for an initial offering price which will equal the most recently determined Net Asset Value (“NAV”) per share. The Company’s NAV per share will be the amount determined on a semi-annual basis in accordance with the Company’s valuation policy. No shares have been issued under the Dividend Reinvestment Plan through the date these consolidated financial statements have been issued.

7.	Subsequent Events

In preparing the accompanying consolidated financial statements, the Company has evaluated subsequent events through September 28, 2020.

Coronavirus Impact

As a result of the global outbreak of a new strain of coronavirus (“COVID-19”), economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s performance and financial results. The Company is unable to quantify the impact COVID-19 may have on its financial results at this time.

Equity Incentive Plan

On July 27, 2020, the Company granted an additional 10,000 restricted shares of common stock under the Plan to certain executive Board Members. The restricted shares vest ratably over a four-year period commencing on their grant date, with twenty-five percent of the number of shares vesting on each one-year anniversary of the grant date, provided that the grantee continues to provide their respective services to the Company through the applicable vesting date.

Item 4.

Index to Exhibits

Exhibit No.	Description

2.1*	Articles of Amendment and Restatement of HappyNest REIT, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on February 15, 2019).

2.2*	Amended and Restated Bylaws of HappyNest REIT, Inc. (incorporated by reference to Exhibit 2.2 to the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on February 15, 2019).

4.1*	Form of Subscription Agreement (incorporated by reference to Appendix A to the Offering Circular included in the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on July 12, 2019).

4.2*	Form of Share Repurchase Program (incorporated by reference to Exhibit 4.2 to the Registrant’s Draft Offering Statement on Form 1-A (File No. 367-00152) filed on May 23, 2018).

4.3*	Form of Dividend Reinvestment Plan (incorporated by reference to Appendix B to the Offering Circular included in the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on July 12, 2019).

6.1*	Form of Advisory Agreement between HappyNest REIT, Inc. and HappyNest Advisors, LLC (incorporated by reference to Exhibit 6.1 to the Registrant’s Draft Offering Statement on Form 1-A (File No. 367-00152) filed on December 4, 2018).

6.2*	Form of License Agreement between HappyNest REIT, Inc. and Vitellus, LLC (incorporated by reference to Exhibit 6.2 to the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on April 18, 2019).

6.3*	Form of Agreement of Limited Partnership of HappyNest Operating Partnership Agreement, L.P. (incorporated by reference to Exhibit 6.3 to the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on December 27, 2018).

6.4*	HappyNest REIT 2018 Equity Compensation Plan (incorporated by reference to Exhibit 6.4 to the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on December 27, 2018).

6.5*	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 6.5 to the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on December 27, 2018).

6.6*	Form of Indemnification Agreement (incorporated by reference to Exhibit 6.6 to the Registrant’s Offering Statement on Form 1-A (File No. 024-10928) filed on December 27, 2018).

6.7*	Tenancy In Common Agreement made as of April 24, 2020, by and among CPI Fremont Three LLC and other investors (incorporated by reference to Exhibit 6.1 to the Registrant’s Current Report on Form 1-U (File No. 24R-00235) filed on April 30, 2020).

6.8*	Mortgage Note made as of April 24, 2020, by and among CPI Fremont Three LLC and other investors in favor of People’s United Bank, National Association (incorporated by reference to Exhibit 6.2 to the Registrant’s Current Report on Form 1-U (File No. 24R-00235) filed on April 30, 2020).

6.9*	Tenancy In Common Agreement made as of June 22, 2020, by and among CPI East Hampton I, LLC, CPI East Hampton II, LLC and CPI East Hampton III, LLC (incorporated by reference to Exhibit 6.1 to the Registrant’s Current Report on Form 1-U (File No. 24R-00235) filed on June 29, 2020).

6.10*	Loan Agreement made as of June 22, 2020, by and between Centreville Bank and CPI East Hampton I, LLC, CPI East Hampton II, LLC, and CPI East Hampton III, LLC (incorporated by reference to Exhibit 6.2 to the Registrant’s Current Report on Form 1-U (File No. 24R-00235) filed on June 29, 2020).

*	Filed previously.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 28, 2020.

HappyNest REIT, Inc.

By:	/s/ Jesse Prince
	Name:	Jesse Prince
	Title:	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary
(Principal Executive Officer, Principal Financing Officer and Principal Accounting Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer in the capacities and on the date indicated.

Signature	Title	Date

/s/ Jesse Prince	Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary and Director	September 28, 2020
Jesse Prince	(Principal Executive Officer, Principal Financing Officer and Principal Accounting Officer)